United States securities and exchange commission logo





                              March 15, 2022

       Jonathan Huberman
       Chairman, Chief Executive Officer
       Software Acquisition Group Inc. III
       1980 Festival Plaza Drive, Ste. 300
       Las Vegas, Nevada 89135

                                                        Re: Software
Acquisition Group Inc. III
                                                            Registration
Statement on Form S-4
                                                            Filed February 14,
2022
                                                            File No. 333-262723

       Dear Mr. Huberman:

              We have reviewed your registration statement and have the following comments. In some of our comments, we may ask you to provide us with information so we may better understand your disclosure.

              Please respond to this letter by amending your registration statement and providing the requested information. If you do not believe our comments apply to your facts and circumstances or do not believe an amendment is appropriate, please tell us why in your response.

              After reviewing any amendment to your registration statement and the information you provide in response to these comments, we may have additional comments.

       Registration Statement on Form S-4

       Questions and Answers, page iii

   1. We note your disclosure throughout the proxy statement/prospectus that the business combination
contemplates a PIPE financing. Please add a question and answer to discuss the potential PIPE
financing to include its overall size, pricing and the dilutive impact it will have on public
SWAG stockholder's equity stake and voting power.
       Q: Following the business combination, will SWAG's securities continue to trade on a stock exchange?, page v

   2. We note your disclosure on the proxy statement/prospectus cover page that the "Post-
                                                        Combination Company
will not have units traded following the Closing." Please advise whether the SWAG units
will be delisted and deregistered and, to the extent applicable,
 Jonathan Huberman
Software Acquisition Group Inc. III
March 15, 2022
Page 2
         revise the proxy statement/prospectus throughout accordingly. Additionally, we note that the proxy statement/prospectus throughout inconsistently discusses SWAG units and listing. Please revise as applicable so investors clearly understand the business combination's affect on any outstanding SWAG units.
Q: What equity stake will current SWAG stockholders, the initial stockholders . .. . hold in
SWAG following the closing?, page v

3. Please revise the answer to present the equity stake breakdown, organized by shareholder contingency group, in a chart or another easily understandable presentation.
         Additionally, we note that you have included scenarios based upon "no redemption" and
         "minimum available cash condition." Please revise to offer at least one additional redemption scenario in between those you currently present.
4. We note that the public SWAG stockholders, the initial stockholders and the current
         Nogin equityholders will collectively own 87.7%. Please revise to address who will own the remaining 12.3%. Additionally, please address the equity stake dilution which may occur from the potential PIPE financing and the adoption of the new incentive plan.
5. We note your disclosure that the "Initial Stockholders will own 3,991,377 vested shares of common stock (and an additional 1,710,590 shares subject to vesting requirements pursuant to the Sponsor Agreement), representing approximately 7.1% of the total shares outstanding." To the extent applicable, please separately disclose the sponsor and its affiliates total potential ownership from any other initial stockholders (e.g., directors and officers). Please also revise your disclosure to account for the exercise and conversion of all convertible securities, including the warrants that will be convertible into common stock, and clarify whether the 1,751,590 sponsor shares subject to vesting are included in the 7.1% to be held by sponsor.
Summary
Ownership of the Post-Combination Company, page 2

6. We note that the post-combination ownership percentages listed here differ from those disclosed on page v. Please reconcile.
Sponsor Agreement, page 8

7.       We note that certain founder shares held by the sponsor are subject to time and
         performance-based vesting conditions. Please revise to briefly summarize the vesting conditions.
Summary
FirstNameUnaudited    Pro FormaHuberman
           LastNameJonathan      Condensed Combined Financial Information, page
15
Comapany
8.         NameSoftware
       Please revise to alsoAcquisition
                            disclose proGroup
                                         formaInc. III
                                               combined net income (loss) under
the no
March redemptions
       15, 2022 Pageand2 maximum redemptions scenarios for each period presented.
FirstName LastName
 Jonathan Huberman
FirstName  LastNameJonathan  Huberman
Software Acquisition Group Inc. III
Comapany
March      NameSoftware Acquisition Group Inc. III
       15, 2022
March3 15, 2022 Page 3
Page
FirstName LastName
Unaudited Historical Comparative and Pro Forma Combined Per Share Data of SWAG and
Nogin, page 17

9. Please revise the tables on pages 17 and 18 to also disclose the historical net income (loss)
         for SWAG, for Nogin and on a pro forma combined basis under the no redemptions and maximum redemptions scenarios for each period presented.
Risk Factors
Risks Related to Redemption, page 65

10. Please highlight the material differences between the public warrants and private placement warrants, particularly by disclosing that the post-combination company cannot redeem the private placement warrants held by the sponsor, which you discuss on page
         223.
Unaudited Pro Forma Condensed Combined Financial Statements
Notes to Unaudited Pro Forma Condensed Combined Financial Statements
3. Adjustments to Unaudited Pro Forma Condensed Combined Balance Sheet as of September
30, 2021, page 75

11. Please reconcile the $9 million in Nogin transaction costs presented in the table in Note
         3(A) with the $11 million disclosed in Note 3(D)(4). In this regard,
Note 3(D)(4) is a
         notation on the $29 million of "Other Items" presented in the table in
Note 3(D), but the
         narrative in the notation adds to $31 million.
5. Pro Forma Earnings Per Share Information, page 78

12. Please revise to provide footnote disclosure explaining how you calculated or determined the weighted average shares outstanding, basic and diluted, under the no redemption and maximum redemption scenarios for each period presented.
Comparative Per Share Data, page 79

13. Please revise to also disclose the book value and dividends per share for SWAG, Nogin and on a pro forma basis assuming no redemptions and maximum redemptions for each period presented. Refer to the guidance in Item 14(b)(10) of Schedule 14A.
Information About Nogin, page 129

14. Please revise your disclosure throughout the proxy statement/prospectus to disclose the basis and source for your market and industry statements, which we note you only do in certain instances. In revising your disclosure, please include the measure by which you are "a market leader in helping brands and retailers optimize their digital commerce presence" (page 129), a "market leader providing a solution that transforms consumer behavior" (page 133), and an "industry leader in the e-commerce industry" (page 139).
 Jonathan Huberman
Software Acquisition Group Inc. III
March 15, 2022
Page 4
15. We note your disclosure on page 152 that in 2021 you "purchased inventory from select clients to assist those clients with managing inventory." Please revise your disclosure to further clarify and discuss your inventory purchase and sales arrangement (e.g., if you were purchasing inventory from certain of your clients and then selling such inventory to other clients, which thereby cause your revenue to increase).
16. We note your disclosure that you "have four products that are being developed or are in the market today: Intelligent Commerce, Smart Marketer, Smart Ship, and Smart Pay."
         Please revise your discussion to clarify which products are in development as opposed to in the market. Additionally, we note your reference to your "Intelligent Commerce solutions" (page vi), "Intelligent Commerce platform" (page 129), "intelligent commerce suite of products" (page 136), "Intelligent Commerce offering" (page
138), "Intelligence
         Commerce Architecture" as a standalone product (page 140), and your "Nogin Intelligent
         Commerce full stack, enterprise CaaS platform" (page 140). Please revise your disclosure throughout the proxy statement/prospectus to clearly identify when you are discussing your full Intelligent Commerce CaaS platform compared to the Intelligence Commerce product, which we understand is one of four products that comprise your platform.
Overview, page 129

17. We note your discussion of revenue growth in the second to last paragraph. Please revise to balance your revenue discussion with a comparable discussion of your net income or loss over the same periods.
18. Please delete the last paragraph discussing projected revenue growth for a historical period.
Nogin's Management's Discussion and Analysis of Financial Condition and Results of
Operations, page 147

19. We note your disclosure that you provide your software solution on a "revenue-sharing basis" and generate "revenue primarily from [your]
Commerce-as-a-Service    revenue
       stream," but that you also earn revenue from various other streams, including fulfillment, marketing and shipping services. Your disclosure on page 141 indicates that your CaaS platform includes such services though as the part of the same platform (e.g., Smart
       Marketer, Smart Ship). Please revise your disclosure throughout the proxy
       statement/prospectus to clarify how your platform generates revenue from its various products (e.g., if there are separate ancillary service agreement in addition to the master services agreements through which you generate your fulfillment, marketing and shipping revenues). In revising your disclosure, please also address what you mean by the 2020
       "changes in select clients    CaaS fee model," as discussed on page 152,
and ensure
FirstName LastNameJonathan Huberman
       consistency in the description of your model throughout (e.g., we note your disclosure on
Comapany
       pageNameSoftware      Acquisition
             31 does not refer            Group Inc. III
                                to a "revenue-sharing  basis" and instead
states that you "price
March [y]our  subscriptions
       15, 2022  Page 4       based on a combination of GMV and services").
FirstName LastName
 Jonathan Huberman
FirstName  LastNameJonathan  Huberman
Software Acquisition Group Inc. III
Comapany
March      NameSoftware Acquisition Group Inc. III
       15, 2022
March5 15, 2022 Page 5
Page
FirstName LastName
20. Please provide a more robust discussion of your joint venture with ModCloth and why you both invested equity in such entity and are also providing them with your eCommerce services. In connection therewith, please file the agreement pursuant to which Nogin invested $1.5 million into ModCloth and received 50% of ModCloth's membership interests, as well as the related master services agreement to the extent you deem such agreement material. Please also include a description of the agreement in your section entitled "Certain Relationships and Related Party Transactions" or tell us why this is not required pursuant to Item 404 of Regulation S-K, as we note that you disclose such agreement as a related party transaction pursuant to Regulation S-X on page F-73.
21. We note your discussion of GMV as the "combined amount we collect from the shopper of a given transaction, including products, duties and taxes and shipping." Please revise your discussion here to clarify that such metric includes the full value collected from each of your client's shoppers prior to any value being remitted back to your clients. In this regard, we note your disclosure that "[c]onsideration for online sales is collected directly from the end customer by the Company and amounts not owed to the Company are remitted to the customer." Additionally, we note your disclosure that your "business
         model ensures [y]our client   s interests are prioritized resulting in
material GMV growth
         year-over-year." Please explain how you measure the "material GMV" of your clients year-over-year and quantify as applicable, as we note that your disclosure only provides cumulative GMV growth (e.g., page 130) and it is not clear whether the quantified GMV growth noted on page 130 is therefore attributed to client GMV growth or your acquisition of new clients.
Non-GAAP Financial Measures, page 157

22. We note that you calculate and define Adjusted EBITDA as net loss, adjusted to exclude:
         (1) interest expense, (2) income tax expense, (3) depreciation and amortization, (4) impact of rent abatements and (5) contract acquisition costs. Please tell us what rent abatements and contract acquisition costs represent.
Security Ownership of Certain Beneficial Owners and Management of Nogin, page
168

23. Please disclose in footnote (1) the natural persons with investment and/or voting control over Iron Gate Investments XVII, LLC.
Annual Bonus, page 174

24. We note that your named executive officers received certain bonuses based on performance for the fiscal year primarily measured based on criteria relating to company financial and operational performance and individual performance considerations. Please revise to discuss the material terms of the awards in greater detail to include a more detailed description of the formula or criteria to be applied in determining the amounts payable under the awards. Please refer to Item 402(o)(5) of
         Regulation S-K.
 Jonathan Huberman
Software Acquisition Group Inc. III
March 15, 2022
Page 6
Background of the Business Combination, page 176

25. We note your disclosure that "SWAG was in contact with more than thirty (30) potential targets," and of such targets, "SWAG conducted additional due diligence with respect to an additional five (5)." Please revise your disclosure to clarify whether the "additional five" are Companies A, B, C, D, as well as the target Nogin. Additionally, please revise your disclosure to clarify if such five companies are included in the "more than thirty" or if they are separate from such number of potential targets. Last, please disclose whether you submitted any letters of intent to any potential target other than Nogin.
26. Please elaborate upon the material terms of the non-binding letter of intent delivered on August 17, 2021, as well as Nogin's reaction and the development of such terms until the agreement was finalized and signed on September 2, 2021. With respect to the
         September 2, 2021 final LOI, please revise to discuss in greater detail how the total consideration was to be determined. In this regard, disclose the comparable companies, the underlying projected revenues for each and the calculations which determined the total consideration for this transaction.
27. We note your disclosure regarding the "total consideration for the proposed acquisition"
         pursuant to the final LOI as of September 2, 2021, as well as the lowering of such
         "valuation for the transaction by approximately thirty percent (30%), based on recent overall public market trends and feedback from potential PIPE investors." Please revise to clarify that the parties ultimately agreed upon a "$566.0 million purchase price" on a "pre-
         money basis" and provide a more robust discussion of the negotiations and board considerations between September 2, 2021 and January 17, 2022, including a discussion
         of the initial valuation, "Nogin   s financial projections" and any
discussions relating to the
         underlying assumptions, the "comparable public company valuations," the "overall public market trends and feedback from potential PIPE investors" that led to the parties lowering the valuation by approximately thirty percent, the "independent financial model in conjunction with management of Nogin," and any additional material details that led the parties to agree upon the valuation for Nogin. In revising your disclosure, please quantify the initial valuation that was greater than the agreed-upon $566.0 million purchase price.
         Last, please discuss the deal term that gives Nogin stockholders "the option to elect to receive a pro rata portion of $20.0 million in cash consideration," as you discuss, e.g., on page iii.
28. Please discuss all negotiations and the final terms of 1,710,590 (or 2,565,885) sponsor shares that are subject to forfeiture / vesting in accordance with certain
       price milestones.
FirstName LastNameJonathan Huberman
29. We note your disclosures throughout this section regarding PIPE financing. Please revise
Comapany    NameSoftware
       to discuss           Acquisition
                  the PIPE financing  in Group
                                         greaterInc. IIIto include overall
size, pricing and any
                                                 detail
March other  material
       15, 2022  Page terms
                       6    or negotiations related to this financing.
FirstName LastName
 Jonathan Huberman
FirstName  LastNameJonathan  Huberman
Software Acquisition Group Inc. III
Comapany
March      NameSoftware Acquisition Group Inc. III
       15, 2022
March7 15, 2022 Page 7
Page
FirstName LastName
30. Please revise to provide a more robust discussion of the roles that Jefferies and
         Stifel played in the transaction negotiations and valuation discussions, as well as J. Wood
         Capital Advisors LLC's role in connection with the transaction.
31. Please quantify the aggregate fees payable to Jefferies upon completion of a business combination. We note that, in addition to the deferred underwriting fee, Jefferies agreed to
         "act as a placement agent in a potential PIPE" and also is serving as "exclusive financial advisor and capital markets advisor" according to your disclosure on page 84. In revising your disclosure, please also disclose the extent to which any fees pertaining to their additional services are conditioned on completion of the business combination.
32. SWAG's current charter waives the corporate opportunities doctrine according to your disclosure on page 214. Please address this potential conflict of interest and whether it impacted SWAG's search for an acquisition target.
Recommendation of the SWAG Board of Directors and Reasons for the Business Combination, page 180

33. Please revise your disclosure to discuss the "independent committee" that ultimately discussed the final drafts of the merger agreement and "unanimously adopted resolutions"
         in connection with the proposed business combination, as you discuss in the immediately preceding section. In revising your disclosure, please include a discussion of which directors were recused and why.
34.      We note your disclosure that, in approving the proposed business
combination, "SWAG   s
         board of directors determined not to obtain a fairness opinion," "did not seek a third-party valuation, and did not receive any report, valuation or opinion from any third party in connection with the Business Combination." Please address the board's consideration of the "independent financial model" in your discussion here, to provide investors with additional context regarding the basis by which the board of directors proceeded without an opinion or third-party valuation.
Unaudited Prospective Financial Information of Nogin, page 183

35. In your discussion of the assumptions underlying the Nogin prospective financial information, please address the extent to which such information assumes certain market conditions. In this regard, we note your disclosure that management relied on
         "industry growth" as a factor in considering such projections, but we also note that you reduced the valuation of Nogin by 30% in January 2022 prior to signing due to "overall public market trends." Please also provide additional context as to why your revenue growth rate from 2022 to 2023 is so high, in light of the fact that your historical revenue growth rate in your service revenue segment has not increased at such a rate and you anticipate ending your product revenue stream. Last, please discuss the material limitations used in preparing the projections, to balance your discussion of the assumptions.
 Jonathan Huberman
FirstName  LastNameJonathan  Huberman
Software Acquisition Group Inc. III
Comapany
March      NameSoftware Acquisition Group Inc. III
       15, 2022
March8 15, 2022 Page 8
Page
FirstName LastName
36. We note your disclosure in footnote (1) that the estimated financial information regarding
         Nogin for the years 2021 and 2022 are "[s]hown to normalize non-recurring inventory sale in 2021 and 2022." Please provide a more robust discussion here of how such "non-
         recurring inventory sale" is normalized in such years, and in doing so, address whether you are also accounting for the "scenario where [you] convert product sale clients" and thereby experience "an increase in net revenues," as you discuss on page 130.
37. We note your reference to the "analysis of comparable companies as described in
            Selected Financial Analyses    below," but such analysis does not
appear to be included in
         the proxy statement/prospectus. Please include the analysis in your next amendment.
Interests of SWAG's Directors and Executive Officers in the Business Combination, page 185

38. Please revise your disclosure here and elsewhere in your filing, as applicable, to:

                Quantify the aggregate dollar amount of what the sponsor and its affiliates have at risk that depends on completion of a business combination, including the value of all securities held (including the founder shares and private placement warrants), the out-
              of-pocket unpaid reimbursable expenses, any fees due (including the $15,000 per month for administrative services), and any loans that have since
              been extended. Provide similar disclosure for the company   s
officers and directors, if
              material.

                Quantify the approximate dollar value of the sponsor's ownership interest in Nogin assuming the completion of the business combination and based on the transaction value of the business combination as compared to the price paid by sponsor for its ownership interest in SWAG.

                Highlight the risk that the sponsor will benefit from the completion of a business combination and may be incentivized to complete an acquisition of a less favorable target company or on terms less favorable to shareholders rather than
              liquidate.

                Clarify if the sponsor and its affiliates can earn a positive rate of return on their investment, even if other SWAG public stockholders experience a negative rate of return in the post-business combination company.
Material U.S. Federal Income Tax Consequences, page 202

39. Please summarize the material U.S. federal income tax consequences relating to the merger and file a tax opinion. In this regard, we note that your disclosure only addresses the consequences of the redemption, but the agreement and plan of merger attached to the proxy statement/prospectus as Annex A states that "for U.S. federal income Tax purposes, it is intended that the Merger qualify as a 'reorganization' within the meaning of Section
         368(a) of the Code to which each of Parent, Company and Merger Sub are parties
 Jonathan Huberman
Software Acquisition Group Inc. III
March 15, 2022
Page 9
         pursuant to Section 368(b) of the Code and that this Agreement constitutes a 'plan of reorganization' for purposes of Sections 354, 361 and 368 of the Code and the Treasury
         Regulations promulgated thereunder." Please refer to Items (3)(k) and
(4)(a)(6) of Form
         S-4, Item 601(b)(8) of Regulation SK and Section III.A.2 of Staff Legal Bulletin 19.
Description of Capital Stock of the Post-Combination Company
Forum Selection, page 221

40. We note that your proposed charter filed as Exhibit 3.3 and attached as Annex B states that your forum selection clause does not apply to suits brought under the Securities
         Exchange Act of 1934, consistent with your risk factor disclosure on page 64. Please revise your disclosure in this section as well as the section entitled "Comparison of
         Stockholders Rights" to ensure consistency with this carveout. In this regard, we note that your disclosure here does not reference such carveout and instead states that such clause will apply "to the fullest extent permitted by applicable law," and your disclosure on page
         214 also does not address the Exchange Act carveout.
Exhibit Index, page II-2

41. Please file the Revolving Credit Agreement, Note Agreement and related debt agreements, as discussed in your section entitled "Liquidity and Capital Resources" beginning on page
         159, to the extent that such debt agreements will remain outstanding following closing.
General

42. Please revise the proxy statement/prospectus throughout to ensure consistency regarding your discussion of SWAG, Nogin and the proposed transaction. As example only, please:

                Remove the references to Latch and instead identify Nogin as the relevant entity in appropriate places, if true (e.g., page 187).

                Revise the section entitled "Management of SWAG" to reflect that certain individuals, such as Mike Nikzad, currently serve as a director of SWAG, as your disclosure indicates that such individuals "will also serve as one of [y]our Directors upon the effective date of the registration statement."
FirstName
           LastNameJonathan
          Revise to reduce theHuberman
                                extent to which your risk factor disclosure is
duplicative in
Comapany nature
          NameSoftware
                 (e.g., we Acquisition  Group Inc.
                           note that it appears youIII
                                                    include duplicative risk
factors on pages 48-
          49 and
March 15, 2022    59-60
               Page  9 regarding market volatility and dividends, as examples only).
FirstName LastName
 Jonathan Huberman
FirstName  LastNameJonathan  Huberman
Software Acquisition Group Inc. III
Comapany
March      NameSoftware Acquisition Group Inc. III
       15, 2022
March1015, 2022 Page 10
Page
FirstName LastName
        We remind you that the company and its management are responsible for the accuracy and adequacy of their disclosures, notwithstanding any review, comments, action or absence of action by the staff.

       Refer to Rules 460 and 461 regarding requests for acceleration. Please allow adequate time for us to review any amendment prior to the requested effective date of the registration statement.

       You may contact Amy Geddes at 202-551-3304 or Linda Cvrkel at 202-551-3813 if you
have questions regarding comments on the financial statements and related matters. Please contact Brian Fetterolf at 202-551-6613 or Donald Field at 202-551-3680 with any other questions.



                                                           Sincerely,

                                                           Division of
Corporation Finance
                                                           Office of Trade &
Services
cc:      Christian Nagler